

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Via E-mail
Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway, Suite 205
Henderson, NV 89052

      Re: Blue Earth, Inc.
             Registration Statement on Form S-1
             Filed July 12, 2013
             File No. 333-189937

Dear Dr. Thomas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We note your reference to Rule 416 in Note (1) to the fee table. Please note that Rule 416 may not be used to register for resale an indeterminate number of shares resulting from operation of a conversion formula. Accordingly, please revise to reflect a good faith estimate of the maximum number of shares that you may issue upon conversion of the warrants. Refer to Compliance and Disclosure Interpretations Securities Act Sections Question 139.10.

Prospectus Summary, page 3

2.   Please revise significantly to provide a meaningful but brief and simple discussion of your current business, including the different methods by which you generate revenue. You may identify your significant operating subsidiaries, but eliminate discussions of

completed acquisitions or pending projects from the summary, unless they are essential to an understanding of your business.

3.   In making revisions pursuant to our prior comment, if you choose to retain the last two paragraphs on page 3, explain how this disclosure relates to your business or this offering. For example, you refer to the "Sunvalley Solar projects" but do not indicate who is undertaking those projects. Also, it is not clear how Greenwood Biosolar LLC relates to you.

4.   We note statements here and throughout that certain projects in Hawaii and elsewhere are valued at certain dollar amounts, such as in the fifth paragraph under this heading. Please clarify what you mean by these figures and provide the basis for the estimate. For instance, do you expect to receive $10 in revenue for constructing the Hawaiian projects? Also reconcile this figure with the $15 million value attributed to these projects on pages 30 and 37.

5.   Please balance your summary by including your liquidity situation, history of net losses, your accumulated deficit, your possible need for additional financing mentioned on page 9, and the fact that you may not be able to obtain sufficient financing to continue operations beyond the next 12 months as disclosed on page 28.

6.   Please tell us the status of the transaction described in the first bullet point on page 4 and the identity of the target company. For example, have you signed any agreements with the target company or have you only identified it as a potential target? Also explain to us how the securities reflected in notes 14 and 16 of your fee table relate to any of the pending acquisitions discussed on this page.

Corporate History, page 5

7.   If you choose to retain this section in your summary, please revise to include a complete discussion of your history. The present discussion appears to end prior to addressing the acquisition of your current revenue generating businesses.

The Offering, page 6

8.   On a related note, we note your disclosure that you expect to use proceeds received from the exercise of the warrants for partial payment for potential acquisitions. Please revise to provide the information required by Instructions 5 and 6 of Regulation S-K Item 504.

9.   Since footnote 2 relates to outstanding warrants, it is unclear why you indicate that it excludes certain shares of common stock. Please advise or revise.

Risk Factors, page 8

10.   Given the apparent current dependence of your business on solar projects, please revise to include appropriate risk factor disclosure, if applicable to your business, about the current state of the global solar panel market, including oversupply issues, as well as international tariffing.

11.   Please revise the first risk factor on page 9, and elsewhere when you discuss your short term liquidity needs, to quantify your short term needs and discuss the anticipated sources and uses of any needed capital. Indicating that your capital needs relate to "carrying out [y]our business plan" does not provide sufficient information in this regard.

Forward Looking Statements, page 22

12.   The disclosure in this registration statement is your responsibility and you may not disclaim that responsibility. As such, please remove or revise the second sentence of the first full paragraph on page 23, as you should not include statements that you do not believe are accurate or complete.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

13.   Revise here and in the business section to discuss whether your revenues are derived primarily from services or products or both, and to discuss whether you manufacture any products or merely source them from third parties.

Twelve Months Ended December 31, 2012 . . ., page 25

14.   We note your disclosure regarding the reasons for the increase in Xnergy sales in 2012. Similarly, please disclose the material reasons for changes in your consolidated and other segment revenues. Also discuss the reasons for changes in gross profits on your revenue.

Business, page 30

15.   Please update the disclosure throughout. We note, for example, that construction on the Waianae, Hawaii system was expected to be completed in the second quarter of 2013, you list your employees as of December 31, 2011 and the lock up period has expired on the Castrovilla acquisition.

16.   Please update your chart on page 33 to reflect your primary operating subsidiaries, including Castrovilla.

17.   It is unclear why you believe that extensive discussion of the terms of completed acquisitions aids in an investor's understanding of your business or this offering. Using

Plain English principles, please revise to include only the key elements of significant transactions that continue to be of relevance to your business, history or this offering.

Market Size, page 39

18.   We note your reference to a report concerning energy saving opportunities in the U.S. economy published in 2009 and a 2010 study about the size of the energy efficiency services sector. Please tell us how you determined that these publications provide the most recent available information such that they are appropriate to be included in your prospectus.

Legal Proceedings, page 45

19.   Please remove cross-references to this section throughout your document, since this section does not appear to provide any additional useful information, or revise this section as appropriate.

Selling Stockholders, page 53

20.   Please revise this section to include the 505,952 shares of restricted stock held by John J. Sweeney disclosed in the last bullet point on page 64. Also include the securities owned by your counsel, as disclosed on page 68. Revise your fee table and prospectus cover page accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Elliot Lutzker, Esq.
Davidoff Hutcher & Citron, LLP